Jaime L. Chase

T: +1 202 728 7096

jchase@cooley.com

August 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brittany Ebbert
Kathleen Collins

Re:	Endava plc
Form 20-F for the Fiscal Year Ended June 30, 2021
Filed September 28, 2021
File No. 001-38607

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated August 22, 2022, from the staff of the Securities and Exchange Commission regarding the above captioned filing of Endava plc (the “Company”).

Pursuant to the discussion with Ms. Ebbert on August 22, 2022, the Company respectfully requests an extension to respond to the Comment Letter to no later than September 19, 2022.

Please direct any comments or questions to me at (202) 728-7096.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Cotterell, Endava plc

Rohit Bhoothalingam, Endava plc

Cooley LLP    1299 Pennsylvania Avenue NW    Suite 700    Washington, DC    20004-2400

t: +1 202 842 7800    f: +1 202 842 7899    cooley.com